Contacts:         Doug Robinson - Investor Relations
                  (516) 342-2745
                  dougr@cai.com


              COMPUTER ASSOCIATES TENDER OFFER FOR PLATINUM CLOSES
                      WITH MORE THAN 98 PERCENT ACCEPTANCE

ISLANDIA,  N.Y., May 28, 1999 - Computer Associates  International,  Inc. (NYSE:
CA) today announced the expiration of the tender offer by its wholly owned subsidiary, HardMetal, Inc., for all of the outstanding shares of PLATINUM technology International, inc. (NASDAQ: PLAT) common stock at a price of $29.25 per share in cash. The offer expired at 12:00 midnight New York time on Thursday, May 27, 1999, and all shares validly tendered (and not properly withdrawn) prior to the expiration have been accepted for payment and will be paid promptly.

Approximately 108.6 million shares were tendered in the offer prior to its expiration, which constitutes approximately 98 percent of the total number of outstanding shares of common stock of PLATINUM.

The pending merger of PLATINUM and HardMetal, Inc. will become effective as soon as practicable after the satisfaction of the conditions set forth in, and subject to the terms of the Agreement and Plan of Merger among PLATINUM, HardMetal, Inc. and Computer Associates. Once the pending merger becomes
effective,   PLATINUM  will  become  a  wholly  owned   subsidiary  of  Computer
Associates.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 14,000 employees and had revenue of $5.3 billion in fiscal year 1999.

For more information about CA, please call 516-342-5224 or e-mail info@cai.com. CA's World Wide Web address is www.cai.com.